

05039401

'MMISSION
9

BB 3/21

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2005

SEC FILE NUMBER
8-51871

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Asset Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1800 West Loop South, Suite 1790___
(No. and Street)

___Houston___   ___Texas___   ___77027___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Joseph Birkofer___   713-355-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Weinstein Spira & Company, P.C.___
(Name – *if individual, state last, first, middle name*)

___Three East Greenway Plaza, Suite 1750___   ___Houston, Texas 77046___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Joseph Birkofer_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Legacy Asset Securities, Inc._____ , as of __December 31_____, 20__04____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

G. ANNETTE RYBISKI
Notary Public, State of Texas
My Commission Expires
March 03, 2007

02 - 28 - 2005

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY ASSET SECURITIES, INC.

Houston, Texas

ANNUAL FINANCIAL REPORT

December 31, 2004



WEINSTEIN
SPIRA
& COMPANY

Certified Public Accountants
and Business Advisors

TABLE OF CONTENTS



Certified Public Accountants
and Business Advisors

Independent Auditors' Report

Board of Directors
Legacy Asset Securities, Inc.
Houston, Texas

We have audited the accompanying Statement of Financial Condition of Legacy Asset Securities, Inc. as of December 31, 2004, and the related Statements of Loss, Changes in Shareholders' Equity, and Cash Flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Asset Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
February 10, 2005

Three Greenway Plaza, Suite 1750 • Houston, Texas 77046 • 713.622.7000 • Fax: 713.843.4800
email@weinsteinspira.com • www.weinsteinspira.com
A Member of AGN International

LEGACY ASSET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash and Cash Equivalents	$	71,877
Securities Owned - at market		3,060
	$	74,937

LIABILITIES

Accounts Payable	$	3,756

SHAREHOLDERS' EQUITY

Common Stock - par value $.001, 1,000,000 shares authorized, issued and outstanding	$	1,000	
Additional Paid-In Capital		65,550	
Retained Earnings		4,631	71,181
		$	74,937

LEGACY ASSET SECURITIES, INC.
STATEMENT OF LOSS
For the Year Ended December 31, 2004

Revenues			
Commissions	$	354,147	
Interest		494	$ 354,641
Expenses			
Office services expense		214,053	
Other operating expenses		143,981	
Unrealized loss on securities		240	358,274
Net Loss			$ (3,633)

See notes to financial statements.

-3-

LEGACY ASSET SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2003	$ 1,000	$ 65,550	$ 8,264	$ 74,814
Net Loss			(3,633)	(3,633)
Balance - December 31, 2004	$ 1,000	$ 65,550	$ 4,631	$ 71,181

LEGACY ASSET SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

Cash Flows From Operating Activities		
Net loss	$	(3,633)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Unrealized loss on securities		240
Increase in accounts payable		3,756
Net Cash Provided by Operating Activities and Net Increase in Cash and Cash Equivalents		363
Cash and Cash Equivalents - Beginning of Year		71,514
Cash and Cash Equivalents - End of Year	$	71,877

Note 1 - Accounting Policies and Description of Business

Legacy Asset Securities, Inc. maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below:

Description of Business

Legacy Asset Securities, Inc. (the Company), located in Houston, Texas, is a private investment banking firm and fully-disclosed Securities Broker-Dealer. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

Statement Presentation

The Unclassified Statement of Financial Condition is presented in accordance with industry standards.

Revenue Recognition

Commissions are recognized when trades settle and receivables are recorded at that time.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Securities Owned

Marketable securities, consisting of equity securities, are stated at market value. The increase or decrease in net unrealized appreciation or depreciation is credited or charged to operations.

Federal Income Tax

In 1999, the Company elected S corporation status for federal income tax purposes. Under S corporation regulations, net income or loss is reportable for tax purposes by shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2004, or in the procedures followed in making the periodic computation required. At December 31, 2004, the Company had net capital of $69,487 and a net capital requirement of $50,000. The Company's ratio of aggregate indebtedness to net capital was .05 to 1. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

Note 3 - Transactions With Related Parties

The Company entered into a contract for services on November 1, 1999 with Legacy Asset Management, Inc., a party related through common ownership. The Company had office expenses of $214,053 for the year ended December 31, 2004, in connection with that contract. These expenses include, but are not limited to, office space, clerical support and communications systems.

SUPPLEMENTARY INFORMATION

LEGACY ASSET SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Net Capital
Total Shareholders' Capital Qualified for Net Capital .... $ 71,181

Total Capital and Allowable Subordinated Liabilities 71,181

Deductions And/Or Charges
Nonallowable assets:
  Securities not readily marketable .... _____

Net Capital Before Haircuts on Securities Positions 71,181

Haircuts on Securities 1,694

Net Capital .... $ 69,487

Aggregate Indebtedness .... $ 3,756

Computation of Basic Net Capital Requirements

Minimum Net Capital Required (6.67% of total
  aggregate indebtedness) .... $ 251

Minimum Dollar Net Capital Requirement .... $ 50,000

Net Capital Requirement (greater of above two
  minimum requirement amounts) .... $ 50,000

Excess Net Capital .... $ 49,749

Ratio: Aggregate Indebtedness to Net Capital .... .05 to 1.0

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2004 filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

SCHEDULE II
LEGACY ASSET SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.



WEINSTEIN
SPIRA
& COMPANY

Certified Public Accountants
and Business Advisors

Independent Auditors' Report on the Internal
Control Structure Required by SEC Rule 17a-5

The Board of Directors
Legacy Asset Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Legacy Asset Securities, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
February 10, 2005